HARTMAN

August 30, 2022

Dear Hartman XX Board of Directors,

Thank you very much for taking the initiative to engage Raymond James and provide their report. I appreciate the opportunity to work through all reasonable alternatives. I wanted to start out by responding to the "Hartman Performance" section and then the "Alternatives" section in the Executive Summary on Page 5 of the Raymond James presentation.

HARTMAN PERFORMANCE

GENERAL & ADMINISTRATIVE EXPENSES

Since the completion of the merger with HIREIT, including our management company and Hartman XIX in July 2020 (the "Merger"), the Company's general and administrative expenses ("G&A") reported in its SEC filings include **ALL** payroll costs, including salaries, bonuses, and related payroll taxes unlike the peers listed in Raymond James' report. Additionally, G&A includes amortization of deferred leasing commissions which are capitalized and expensed over related lease life. Thus, the G&A expenses at the Company are not directly comparable to the listed peers. To compare the Company's G&A to the listed peers, we must analyze costs which are not tied to the core function and operation of our properties, such as the following which must be divided between property level and Corporate overhead:

i) All payroll costs associated with Property Management, Construction, Development, and Finance departments, which are not property level expenses;

ii) A 50% share of accounting, HR/Office Services, Information Technology, and Legal departments attributable to property level expenses and;

iii) All lease commission amortization expense which are property level.

Adjusting the G&A to be comparable to the listed peers brings our G&A as a percentage of Enterprise Value from 3.00% to 1.44% and G&A as a percentage of Consensus NAV from 5.2% to 2.55%. Please see below for comparison of adjusted metrics to City Office REIT.

	Hartman 2021 (Adjusted)	City Office 2021 Actual
G&A % of EV (%)	1.44%	1.20%
G&A % of NAV (%)	2.55%	1.70%

FFO PER SHARE

In addition, during 2021, the Company incurred $6.7 million of electricity charges outside the normal course of business due to extraordinary market prices resulting from Winter Storm Uri in Q1'21 because our properties are all located in Texas, affecting us disproportionately in comparison to the listed peers. The balance is currently subject to ongoing litigation. Funds from Operations ("FFO") totaled $13.8 million during FY2021. Thus, we must adjust for the $6.7 million legal reserve, bringing the adjusted FFO total to $20.5 million. Our resulting CAGR of FFO per weighted average shares outstanding from 2014-2021, excluding the Winter Storm Uri litigation, is 9.2%.

Further, as a result of the Merger, the number of our shares issued and outstanding nearly doubled, adversely impacting FFO per weighted average shares outstanding in 2020 and 2021. From 2014 to 2019 (years not impacted by the Merger), the CAGR of FFO per weighted average shares outstanding totaled 31.8% compared to listed peers.

Year	FFO	$ FFO / share	Wtd Avg Shares OS
2014	2,211	0.31	7,035
2015	5,992	0.56	10,734
2016	11,564	0.67	17,362
2017	14,233	0.79	18,110
2018	13,160	0.73	17,946
2019	22,924	1.25	18,304
2020	23,892	0.91	26,235
2021	20,478	0.58	35,202

	CAGR
2014-2019	31.851%
2014-2021	9.194%

These numbers compare to the public comparables on page 18 of the report of 2.36% of public comps and 0.36% of Hartman.

ALTERNATIVES- NEAR TERM

SELLING ASSETS AND PROPERTY VALUATIONS

Regarding the near term alternative from Raymond James to refinance with flexible, short-term debt, with sizing to match the SASB loan and to fund near term capital needs; Hartman believes that it is a preferable strategy to reduce the debt by selling assets and thereby more easily refinance at a lower loan to value before the SASB comes due in 13 months. Reducing the debt and interest cost is our greatest near term challenge.

In July of 2022, Hartman engaged 17 different brokerage teams to evaluate thirty of the Company's properties for potential disposition. For each property we received multiple broker price opinions. Using the proposed highest opinions, we would have a positive impact on the company if we were to sell assets. We looked at a list of top ten, fifteen, and twenty, that were ranked by Premium/Discount to NAV. The goal of disposition would be to de-lever and reduce interest expense, as well as reduce ongoing capex/leasing commission expenses and ultimately G&A as well. After selling these assets we show that our bottom line goes up significantly. The cost of ongoing leasing and capex, coupled with raising interest rates on our debt is outpacing NOI growth. By selling the top ranked properties with minimum discount to NAV we are able to lower our expenses significantly and can facilitate a healthier FFO. Hartman believes this is a superior solution to fund near term capital needs and reduce the debt exposure that we will have when the SASB expires in 13 months.

Hartman chose 30 of the 44 Company properties to obtain multiple broker price opinions based on a ranking of the most capital intensive to operate compared to the properties NOI. For the broker price opinions, the highest combination provides $340 Million for the 30 properties. The average Discount to NAV for the 30 broker price opinions was -12%. However, if we sold the top ten it would be a average premium of NAV of 12%; if we sold the top 15 it would be an average premium of NAV of 3.4%; and if we sold the top 20 it would be a discount of 2.6%. The other Hartman properties that were not sent for opinions are some of the best properties such as Three Forest Plaza. Hartman believes that if the remaining 14 assets were to go out to market, Hartman would be able to achieve a sales price close to NAV. Full value including the broker price opinions and adding the NAV for remaining properties is $675M which is a -7.5% discount to NAV as seen by the attached valuation spreadsheet.

We compared the broker price opinions with the valuations Raymond James provided. We also looked at PWC and CoStar market reports to compare with the Greenstreet cap. The CoStar Submarket

report tracks the submarket sales and their cap rates. The most recent PWC report is the basis of how we came up to our NAVs. In the PWC report, they provide a range of cap rates and discount rates for different markets and property types. For the Company's NAVs we used ARGUS Enterprise to create a Discounted Cash Flow model that we use routinely to model our existing properties as well as potential acquisitions. Once the properties cash flows are forecasted, we used the PWC report to determine the appropriate exit cap rate for each property as well as the discount rate on the income stream. We believe that this methodology is consistent to an appraisal methodology and is the correct way to analyze our properties.

We noticed that the Raymond James valuation were based on 2022 NOI and used a stabilized submarket cap rate. We argue that when determining the value of a property, as we do for an acquisition, or as an appraiser would look at the value of a property, the stabilized NOI with a stabilized cap rate should be used. We have provided a table with a comparison of what Raymond James provided on page 23.

Regarding the recommendation to right size corporate expenses, we have initiated a strategy to reduce corporate expenses by reducing $1.5 million companywide this year. This initiative will reduce G&A and property level expenses. Please see attached.

Please feel free to reach out to our team for any further questions.

Sincerely,

Very truly yours,

Al Hartman

CEO